UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 4 )*

Aspen Group, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

04530L104
(CUSIP Number)

April 23, 2015
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☑	Rule 13d-1(c)

☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	04530L 104	Page 2 of 4

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) LEON G. COOPERMAN
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)
(b)		✓

3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 12,000,000
	6	SHARED VOTING POWER -0-
	7	SOLE DISPOSITIVE POWER 12,000,000
	8	SHARED DISPOSITIVE POWER -0-
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,000,000
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.9% (1)
12		TYPE OF REPORTING PERSON IN

(1)

Based upon 121,080,026 shares outstanding as of April 23, 2015. Includes 4,000,000 shares which were issued in connection with the exercise of warrants on April 23, 2015.  In connection with the exercise of the warrants, the reporting person and the issuer have agreed to waive the 9.99% Blocker contained in the warrant agreement.

CUSIP No.	04530L 104	Page 3 of 4

Item 1(a).	Name of Issuer:

Aspen Group, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

720 South Colorado Boulevard, Suite 1150N, Denver, CO 80246

Item 2(a).	Name of Person Filing:

Leon G. Cooperman

Item 2(b).	Address of Principal Business Office or, if None, Residence:

11431 W. Palmetto Park Road, Boca Raton, FL 33428

Item 2(c).	Citizenship:

United States

Item 2(d).	Title of Class of Securities:

Common Stock (the “Shares”)

Item 2(e).	CUSIP Number:

04530L 104

Item 3.	If This Statement is Filed Pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c).

This Item 3 is inapplicable.

CUSIP No.	04530L 104	Page 4 of 4

Item 4.	Ownership.

See Item 5 through 9 and 11 of cover page.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

This Item 6 is inapplicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

This Item 7 is inapplicable.

Item 8.	Identification and Classification of Members of the Group.

This Item 8 is inapplicable.

Item 9.	Notice of Dissolution of Group.

This Item 9 is inapplicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	April 28, 2015

Signature:	/s/ Alan M. Stark
Name:	Alan M. Stark
Title:	Attorney In Fact
Duly authorized under POA effective as of March 1,2013 and filed on May 20, 2013